[CPSI Letterhead]

September 25, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Stephen Krikorian

Re:	Computer Programs and Systems, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 12, 2012
File No. 000-49796

Dear Mr. Krikorian:

This letter supplements the Company’s August 13, 2012 responses to comments 4 and 5 contained in the July 31, 2012 letter from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company (the “Comment Letter”). These supplemental responses are being provided based on conversations between Matthew Chambless, the Company’s Director of Financial Reporting, and Melissa Walsh of the Staff on September 11 and 13, 2012.

For your convenience, the Staff’s comments 4 and 5 from the Comment Letter are repeated below, followed by the Company’s revised, supplemental responses with the proposed enhanced disclosures.

4.	Regardless of your policy of reclassifying customer payments related to financing receivables to trade accounts receivable when they become due, we believe you should disclose the recorded investment in financing receivables past due 90 days as well as an analysis of the age of the recorded investment in financing receivables at the end of the reporting period that are past due. Refer to ASC 310-10-50-7(b) and 50-7A. Revise future filings or further explain.

Supplemental Response:

In general, the Company’s financing receivables arrangements contain payment provisions requiring scheduled payments from the respective customers on the first day of each month, with the amounts invoiced to the respective customers through our accounts receivable information system when they become due. At this time, all invoiced amounts for financing receivables payments are reclassified from financing receivables to trade accounts receivable. Because amounts are reclassified to trade accounts receivable when they become due, all such amounts that remain outstanding within the Company’s trade accounts receivable at period-end are considered past due. Consequently, none of the customer balances included in the “financing receivables, current portion, net” and “financing receivables” line items on the Company’s balance sheet are considered past due.

Securities and Exchange Commission

September 25, 2012

ASC 310-10-50-7A requires the Company to disclose “an analysis of the age of the recorded investment in financing receivables at the end of the reporting period that are past due, as determined by the entity’s policy.” As the entire past due portion of the Company’s recorded investment in financing receivables at the end of any reporting period is included in the Company’s trade accounts receivable balance, the Company will include in future filings on Form 10-Q and Form 10-K an analysis of the aging of all amounts related to long-term financing receivables (ASC 310-10-50-7B(c)(1) specifically exempts receivables with contractual maturities of one year or less from the disclosure requirements of ASC 310-10-50-7A) included in trade accounts receivable within the Company’s balance sheet. This aging analysis will be included within the “Credit Quality of Financing Receivables and Allowance for Credit Losses” caption within the Financing Receivables note to the financial statements and is included in the proposed revised disclosures included in our supplemental response to comment 5 below. Management’s opinion is that the inclusion of this analysis satisfactorily meets the disclosure requirement stated in ASC 310-10-50-7A (disclosures required by ASC 310-10-50-7 are excluded from the tabular aging analysis as they are discussed in the narrative disclosure preceding the tabular analysis as proposed in response to comment 5 below).

5.	Tell us what consideration you gave to disclosing the recorded investment in financing receivables by credit quality indicator. In this regard, we note that you evaluate credit quality utilizing an aging of receivables and write-offs. Refer to ASC 310-10-50-29(b).

Supplemental Response:

As noted in our response dated August 13, 2012 to comment 5 in your letter dated July 31, 2012, the Company utilizes an aging of trade accounts receivable as the primary credit quality indicator related to our financing receivables balances. As discussed in our response to comment 4 above, the Company will include in future filings on Form 10-Q and Form 10-K an analysis of the aging of invoiced financing receivables amounts in compliance with ASC 310-10-50-7A.

In order to meet the disclosure requirements of ASC 310-10-50-29(b), which requires disclosure of “the recorded investment in financing receivables by credit quality indicator,” the Company will include in future filings on Form 10-Q and Form 10-K a tabular disclosure classifying customer financing receivable balances by the oldest payment outstanding that has been reclassified to trade accounts receivable, supplemented by additional information allowing the user of the financial statements to reconcile the amounts in the disclosure to the amounts represented on the face of the balance sheet. Management is of the opinion that the inclusion of such tabular disclosure satisfies the disclosure requirements of ASC 310-10-50-29(b) by providing a sufficient linkage between our primary credit quality indicator (the aging of trade accounts receivable amounts that represent billings for financing receivable

Securities and Exchange Commission

September 25, 2012

arrangements) and the respective financing receivable balances. However, in order to ensure that users of the financial statements do not mistakenly interpret the tabular disclosure as indicating that a significant portion of our financing receivables are past due (per our policy, amounts are considered past due if a scheduled payment is not received within contractually agreed upon terms), specific statements will be included in the narrative portion of the disclosure indicating that none of the amounts shown as financing receivables within the Company’s balance sheet are past due. The respective aging categories are consistent with the categories used by management in its ongoing monitoring of credit quality of financing receivables.

As a result of the forgoing discussion (and the discussion in response to comment 4 above), the Company will include the disclosure below within the “Credit Quality of Financing Receivables and Allowance for Credit Losses” caption within the Financing Receivables note to the financial statements in future filings on Form 10-Q and Form 10-K:

Customer payments are considered past due if a scheduled payment is not received within contractually agreed upon terms. To facilitate customer collection and credit monitoring efforts, financing receivable amounts are invoiced and reclassified to trade accounts receivable when they become due, with all invoiced amounts placed on nonaccrual status. As a result, all past due amounts related to the Company’s financing receivables are included in trade accounts receivable in the accompanying balance sheets. The following is an analysis of the age of financing receivables amounts that have been reclassified to trade accounts receivable and are past due as of December 31, 20X1 and December 31, 20X0:

	1 to 90 Days Past Due	91 to 180 Days Past Due	181 + Days Past Due	Total Past Due
December 31, 20X1	XXX	XXX	XXX	XXX
December 31, 20X0	XXX	XXX	XXX	XXX

From time to time, the Company may agree to alternative payment terms outside of the terms of the original financing receivable agreement due to customer difficulties in achieving the original terms. In general, such alternative payment arrangements do not result in a re-aging of the related receivables. Rather, payments pursuant to any alternative payment arrangements are applied to the already outstanding invoices beginning with the oldest outstanding invoices as the payments are received.

Because amounts are reclassified to trade accounts receivable when they become due, there are no past due amounts included within the financing receivables or the financing receivables, current portion, net amounts in the accompanying balance sheets.

The Company utilizes an aging of trade accounts receivable as the primary credit quality indicator for its financing receivables, which is facilitated by the reclassification of customer payment amounts to trade accounts receivable when they become due. The

Securities and Exchange Commission

September 25, 2012

table below categorizes customer financing receivable balances, none of which are considered past due, based on the age of the oldest payment outstanding that has been reclassified to trade accounts receivable:

	December 31, 20X1	December 31, 20X0
Customer balances with amounts reclassified to trade accounts receivable that are:
1 to 90 Days Past Due	XXX	XXX
91 to 181 Days Past Due	XXX	XXX
181 + Days Past Due	XXX	XXX

Total customer balances with past due amounts reclassified to trade accounts receivable	XXX	XXX

Total customer balances with no past due amounts reclassified to trade accounts receivable	XXX	XXX
Total financing receivables with contractual maturities of one year or less	XXX	XXX

Less allowance for losses	XXX	XXX

Total financing receivables	XXX	XXX

In connection with the foregoing responses to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response or need further information, please feel free to call the undersigned at (251) 662-4013 or the Company’s Director of Financial Reporting, Matthew Chambless, at (404) 394-6947. Thank you very much for your attention to this matter.

Very truly yours,

/s/ David A. Dye

David A. Dye

Chief Financial Officer

cc:	J. Boyd Douglas, Computer Programs and Systems, Inc.
Matthew J. Chambless, Computer Programs and Systems, Inc.
Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.